SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 10, 2014	By:	/s/ Steve Wilson
	Name:	Steve Wilson
	Title:	Executive V.P. Corporate Development & Chief Financial Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FEBRUARY 28, 2014

April 9, 2014

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2013 Annual MD&A included in the Company’s August 31, 2013 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars.

CONSOLIDATED RESULTS OF OPERATIONS

SECOND QUARTER ENDING FEBRUARY 28, 2014

Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($ millions Cdn except per share amounts)	2014	2013	%	2014	2013	%
Operations:
Revenue	1,274	1,251	1.8	2,636	2,570	2.6
Operating income before amortization (1)	528	538	(1.9)	1,136	1,139	(0.3)
Operating margin (1)	41.4%	43.0%	(1.6)	43.1%	44.3%	(1.2)
Funds flow from operations (2)	357	386	(7.5)	739	513	44.1
Net income	222	182	22.0	467	417	12.0
Per share data:
Earnings per share
Basic	0.46	0.38		0.98	0.88
Diluted	0.46	0.38		0.97	0.87
Weighted average participating shares outstanding during period (millions)	456	446		455	445

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Growth
	Total	Three months ended February 28,		Six months ended February 28,
	February 28, 2014	2014	2013	2014	2013
Subscriber statistics:
Video customers	1,989,870	(20,758)	(29,525)	(50,377)	(53,402)
Internet customers	1,906,019	12,767	7,675	15,513	13,312
Digital phone lines	1,369,386	8,075	13,225	9,426	29,975
DTH customers	892,837	(1,405)	1,328	(10,728)	(2,693)

Shaw Communications Inc.

Consolidated Overview

Consolidated revenue of $1.27 billion and $2.64 billion for the three and six month periods, respectively, improved approximately 2% and 3% over the comparable periods last year. Consolidated operating income before amortization for the three month period of $528 million declined 2% while the year-to-date amount of $1.14 billion was comparable to the prior year. After adjusting for the net impact of fiscal 2013 acquisition and disposition activity, operating income before amortization was up 1% on a year-to-date basis.

The revenue growth in the Cable division, primarily driven by pricing adjustments and lower promotional activity, was partially reduced by various expense increases including employee related amounts and programming. Media’s revenue and operating income before amortization was down primarily due to reduced advertising revenues driven by the Sochi Winter Olympics partially offset by increased subscriber revenues as well as the favorable impact of a retroactive adjustment in the first quarter of the year related to distant signal retransmission royalties. Revenue growth in the satellite division, primarily due to pricing adjustments, was more than offset by higher expenses including operating costs related to the new Anik G1 satellite and programming expenses. Within all segments, the comparable quarter benefitted from a one-time adjustment related to certain broadcast license fees totaling approximately $14 million. Excluding this adjustment consolidated operating income before amortization improved 1% in each of the quarter and year-to-date periods.

During the quarter, Shaw continued to add to its TV Everywhere content strategy with the launch of HISTORY Go as well as the Shaw Go apps for Treehouse, YTV and A&E, giving subscribers on-the-go access to their favorite programming. Shaw also continued to invest in Shaw Go WiFi, the largest WiFi network in Canada, allowing customers to access and stream internet content while on the go. The Company has agreements for Shaw Go hotspots with most of the major municipalities and many of the smaller municipalities as well as many businesses in its footprint from Victoria, British Columbia to Sault Ste. Marie, Ontario.

On January 28, 2014 the Company issued $500 million senior unsecured notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior unsecured notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior unsecured notes due June 2, 2014 and for working capital and general corporate purposes.

Last year, Shaw entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions closed April 30, 2013 and Historia and Series+ closed on January 1, 2014. The Company recorded a gain of $49 million on the sale of Historia and Series+.

Shaw Communications Inc.

Net income was $222 million and $467 million for the three and six months ended February 28, 2014 compared to $182 million and $417 million for the same periods last year. Outlined on the following page are details on operating and non-operating components of net income for each period.

($ millions Cdn)	Six months ended			Six months ended
	February 28, 2014	Operating	Non-operating	February 28, 2013	Operating	Non-operating
Operating income	740	740	—	720	720	—
Amortization of financing costs – long-term debt	(2)	(2)	—	(2)	(2)	—
Interest expense	(141)	(141)	—	(159)	(159)	—
Gain on sale of media assets	49	—	49	—	—	—
Accretion of long-term liabilities and provisions	(3)	—	(3)	(5)	—	(5)
Debt retirement costs	(8)	—	(8)	—	—	—
Other losses	(2)	—	(2)	(6)	—	(6)

Income (loss) before income taxes	633	597	36	548	559	(11)
Current income tax expense (recovery)	187	180	7	85	155	(70)
Deferred income tax expense (recovery)	(21)	(21)	—	46	(9)	55

Net income	467	438	29	417	413	4

($ millions Cdn)	Three months ended			Three months ended
	February 28, 2014	Operating	Non-operating	February 28, 2013	Operating	Non-operating
Operating income	326	326	—	327	327	—
Amortization of financing costs – long-term debt	(1)	(1)	—	(1)	(1)	—
Interest expense	(68)	(68)	—	(77)	(77)	—
Gain on sale of media assets	49	—	49	—	—	—
Accretion of long-term liabilities and provisions	(1)	—	(1)	(2)	—	(2)
Debt retirement costs	(8)	—	(8)	—	—	—
Other losses	(4)	—	(4)	(2)	—	(2)

Income (loss) before income taxes	293	257	36	245	249	(4)
Current income tax expense (recovery)	80	77	3	47	75	(28)
Deferred income tax expense (recovery)	(9)	(9)	—	16	(10)	26

Net income (loss)	222	189	33	182	184	(2)

The changes in net income are outlined in the table below.

	February 28, 2014 net income compared to:
	Three months ended		Six months ended
($ millions Cdn)	November 30, 2013	February 28, 2013	February 28, 2013
Decreased operating income before amortization (1)	(80)	(10)	(3)
Decreased (increased) amortization	(8)	9	23
Decreased interest expense	5	9	18
Change in net other costs and revenue (2)	36	40	47
Decreased (increased) income taxes	24	(8)	(35)

	(23)	40	50

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes gain on sale of media assets, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.46 and $0.98 for the current quarter and year-to-date, respectively, compared to $0.38 and $0.88 in the same periods last year. The current year periods benefitted from lower amortization, interest expense and improved net other costs and revenue, the total of which was partially offset by higher income taxes. The improvement in other costs and revenue was primarily due to the current quarter gain on sale of certain media assets of $49 million partially offset by debt retirement costs of $8 million.

Shaw Communications Inc.

Net income in the current quarter decreased $23 million compared to the first quarter of fiscal 2014 driven by lower operating income before amortization of $80 million, primarily due to seasonality in the Media business, partially offset by improved net other costs and revenue of $36 million and lower income taxes of $24 million.

Free cash flow for the quarter of $158 million declined marginally from $161 million in the comparative three month period. Free cash flow for the year-to-date period of $315 million declined from $405 million in the same period last year and was primarily due to increased capital investment and higher cash taxes partially offset by lower interest expense.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

	Three months ended February 28,		Six months ended February 28,
($ millions Cdn)	2014	2013	2014	2013
Operating income	326	327	740	720
Add back (deduct) amortization:
Deferred equipment revenue	(16)	(30)	(32)	(60)
Deferred equipment costs	34	64	66	127
Property, plant and equipment, intangibles and other	184	177	362	352

Operating income before amortization	528	538	1,136	1,139

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considered the initial $300 million supplemental executive retirement plan funding in the prior year to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

Accelerated capital fund

During the prior year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013 and $250 million and $140 million, respectively, are expected to be invested in fiscal 2014 and 2015.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue
Cable	839	814	3.1	1,683	1,623	3.7
Satellite	220	209	5.3	438	423	3.5
Media	239	249	(4.0)	564	568	(0.7)

	1,298	1,272	2.0	2,685	2,614	2.7
Intersegment eliminations	(24)	(21)	14.3	(49)	(44)	11.4

	1,274	1,251	1.8	2,636	2,570	2.6

Operating income before amortization (1)
Cable	398	393	1.3	803	789	1.8
Satellite	69	73	(5.5)	135	147	(8.2)
Media	61	72	(15.3)	198	203	(2.5)

	528	538	(1.9)	1,136	1,139	(0.3)

Capital expenditures and equipment costs (net): (2)
Cable	234	176	33.0	499	316	57.9
Accelerated capital fund investment (1)	(45)	(10)	>100.0	(108)	(10)	>100.0

Adjusted Cable	189	166	13.9	391	306	27.8
Satellite	18	21	(14.3)	54	46	17.4
Media	2	6	(66.7)	4	10	(60.0)

	209	193	8.3	449	362	24.0

Free cash flow before the following	319	345	(7.5)	687	777	(11.6)
Less:
Interest	(67)	(76)	(11.8)	(140)	(158)	(11.4)
Cash taxes	(77)	(75)	2.7	(180)	(155)	16.1
Other adjustments:
Non-cash share-based compensation	1	2	(50.0)	2	3	(33.3)
CRTC benefit obligation funding	(15)	(15)	—	(27)	(24)	12.5
Non-controlling interests	(7)	(10)	(30.0)	(17)	(22)	(22.7)
Pension adjustment	3	3	—	(11)	5	>100.0
Customer equipment financing	5	(9)	>100.0	8	(14)	>100.0
Preferred share dividends	(4)	(4)	—	(7)	(7)	—

Free cash flow (1)	158	161	(1.9)	315	405	(22.2)

Operating margin (1)
Cable	47.4%	48.3%	(0.9)	47.7%	48.6%	(0.9)
Satellite	31.4%	34.9%	(3.5)	30.8%	34.8%	(4.0)
Media	25.5%	28.9%	(3.4)	35.1%	35.7%	(0.6)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($ millions Cdn)
Fund Opening Balance	110	250	140	500
Accelerated capital investment	110	108	—	218

Fund Closing Balance, February 28, 2014	—	142	140	282

Shaw Communications Inc.

CABLE

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	839	814	3.1	1,683	1,623	3.7

Operating income before amortization (1)	398	393	1.3	803	789	1.8
Capital expenditures and equipment costs (net):
New housing development	21	17	23.5	45	45	—
Success based	57	44	29.5	126	79	59.5
Upgrades and enhancement	95	77	23.4	197	137	43.8
Replacement	12	11	9.1	26	20	30.0
Buildings and other	49	27	81.5	105	35	>100.0

Total as per Note 3 to the unaudited interim Consolidated Financial Statements(2)	234	176	33.0	499	316	57.9

Operating margin (1)	47.4%	48.3%	(0.9)	47.7%	48.6%	(0.9)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Includes certain capital investments that are being funded from the accelerated capital fund of $45 million and $108 million for the three and six months ended February 28, 2014, respectively and $10 million for the three and six months ended February 28, 2013.

Operating Highlights

•	Revenue and operating income before amortization improved 3.1% and 1.3%, respectively, over the comparable period last year and reflect a full quarter impact of the acquisition of Envision and disposition of Mountain Cable.
•	During the quarter Internet customers were up 12,767 to 1,906,019 and Digital Phone lines increased 8,075 totaling 1,369,386 as at February 28, 2014. Video subscribers decreased 20,758.

Cable revenue for the three and six month periods of $839 million and $1.7 billion improved 3.1% and 3.7%, respectively, over the comparable periods last year. Price adjustments and lower promotional activity along with growth in Business, including the Envision acquisition, were partially offset by lower Video subscribers and the divestiture of Mountain Cable.

Operating income before amortization of $398 million for the quarter was up 1.3% over the same period last year, and 1.8% on a year-to-date basis. In each of the current periods, the net revenue related improvements, along with lower marketing expenses and the reduction in the local programming improvement fund (“LPIF”) from 1.0% to 0.5%, were partially reduced by increased programming amounts related to new services and increased rates as contracts renewed, higher employee related costs due to annual merit adjustments, and higher various other expenses. The prior periods also benefitted from a favorable adjustment of approximately $7 million to align certain broadcast license fees with the CRTC billing period. Excluding the broadcast license fee adjustment, operating income before amortization improved 3.1% and 2.7% in the current three and six month periods, respectively.

Compared to the first quarter of fiscal 2014 revenue declined marginally, driven by increased promotional activity, and operating income before amortization was down 1.7%. The lower revenue, increased programming costs from annual rate increases and higher various other expenses contributed to the decline.

Shaw Communications Inc.

Capital investment was $234 million and $499 million in the current three and six month periods compared to $176 million and $316 million in the comparable periods last year. The current quarter included capital investment of $45 million funded through the accelerated capital fund, while the year-to-date amount totals $108 million compared to $10 million for both of the comparable periods. The accelerated capital fund initiatives include continued investment on the new data centre, next generation video delivery systems, expediting the WiFi infrastructure build, and increasing network capacity.

Success-based capital was up $13 million and $47 million over the comparable three and six month periods, respectively, due to Video equipment included promotional offers and service agreements, as well as higher WiFi modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined increased $19 million and $66 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. The higher investment included IPTV delivery system design and related core network upgrades, network electronic upgrades to improve internet bandwidth capacity and congestion, investment in the WiFi network, and business customer growth, partially offset by prior year investment in the digital network upgrade project.

Investment in Buildings and other was up $22 million and $70 million over the comparable three and six month periods. Both current periods included higher spending on the new internal data centre and Shaw Court refurbishment. The year-to-date spend also included investment in certain other corporate assets.

Spending in New housing development was up $4 million compared to the three month period last year, due to marginally higher activity. Year to date spend was in line with the prior year.

Total capital investment for the current quarter was $31 million lower than the first quarter mainly due to lower success based spend arising from reduced equipment included promotional offers and the timing of investment in IPTV.

Shaw continues to invest in the largest WiFi network in Canada, now with more than 35,000 hotspots located in businesses and municipalities from Victoria, British Columbia to Sault Ste. Marie, Ontario. Access to Shaw’s carrier-grade network allows Shaw internet customers, while on the go, to access and stream internet content, including Shaw Go Apps. During the Sochi Winter Olympics Shaw made its WiFi network available to all Canadians so that everyone could celebrate with their favorite athletes. The Company’s expansion plans were given a significant boost in December when The City of Calgary awarded Shaw the contract to provide public WiFi in City-owned locations.

Consistent with the Company’s strategy to provide access to entertainment for its customers how and where they want it, in January the Company announced the launch of the A&E app, the latest addition to Shaw Go, Shaw’s TV Everywhere content library. This new app gives Shaw Cable and Shaw Direct subscribers instant access to their favorite A&E programming, including Duck Dynasty, Storage Wars and Rodeo Girls. The A&E app launched for all iOS, Android and Kindle devices, and is available online.

Shaw Communications Inc.

Subscriber Statistics

			February 28, 2014
			Three months ended		Six months ended
	February 28, 2014	August 31, 2013	Growth	Change %	Growth	Change %
VIDEO:
Connected	1,989,870	2,040,247	(20,758)	(1.0)	(50,377)	(2.5)
Penetration as % of homes passed	49.2%	50.9%

INTERNET:
Connected	1,906,019	1,890,506	12,767	0.7	15,513	0.8
Standalone Internet not included in video	354,668	320,724	15,592	4.6	33,944	10.6
Penetration as % of video (excluding Standalone Internet)	78.0%	76.9%
DIGITAL PHONE:
Number of lines (1)	1,369,386	1,359,960	8,075	0.6	9,426	0.7

(1)	Represents primary and secondary lines on billing.

SATELLITE

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($ millions Cdn)	2014	2013	%	2014	2013	%
Revenue	220	209	5.3	438	423	3.5

Operating income before amortization (1)	69	73	(5.5)	135	147	(8.2)
Capital expenditures and equipment costs (net):
Success based (2)	16	18	(11.1)	46	40	15.0
Buildings and other	2	3	(33.3)	8	6	33.3

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	18	21	(14.3)	54	46	17.4

Operating margin (1)	31.4%	34.9%	(3.5)	30.8%	34.8%	(4.0)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Operating Highlights

•	Revenue for the current quarter and year-to-date period improved 5.3% and 3.5%, respectively. Operating income before amortization of $69 million and $135 million for the three and six month periods, respectively, compared to $73 million and $147 million last year.

•	During the quarter Shaw Direct subscribers declined 1,405. As at February 28, 2014 DTH customers totaled 892,837.

Shaw Communications Inc.

Revenue of $220 million and $438 million for the three and six month periods was up 5.3% and 3.5% over the same periods last year primarily due to price adjustments partially reduced by lower customers and higher promotional activity.

Operating income before amortization of $69 million and $135 million for the three and six month periods, respectively, declined $4 million and $12 million from the same periods last year. The revenue related growth was offset by operating costs related to the new Anik G1 transponders and higher programming fees related to new and existing services. The prior periods also benefitted from a favorable adjustment of approximately $4 million to align certain broadcast license fees with the CRTC billing period. Excluding the broadcast license fee adjustment, operating income before amortization was comparable for the quarter and declined 5.6% on a year-to-date basis.

Revenue and operating income before amortization increased over the first quarter primarily due to price adjustments and lower general and administration costs.

Total capital investment of $18 million and $54 million for the three and six month periods compared to $21 million and $46 million, respectively, in the same periods last year. The decrease in the current quarter was primarily due to higher customer pricing for premise equipment. The higher spend for the six month period was mainly due to the new equipment rental offers.

Subscriber Statistics

			February 28, 2014
			Three months ended		Six months ended
	February 28, 2014	August 31, 2013	Growth	Change %	Growth	Change %
DTH customers (1)	892,837	903,565	(1,405)	(0.2)	(10,728)	(1.2)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.

MEDIA

Financial Highlights

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Revenue	239	249	(4.0)	564	568	(0.7)

Operating income before amortization (1)	61	72	(15.3)	198	203	(2.5)
Capital expenditures:
Broadcast and transmission	—	2	(100.0)	1	3	(66.7)
Buildings and other	2	4	(50.0)	3	7	(57.1)

Total as per Note 3 to the unaudited interim Consolidated Financial Statements	2	6	(66.7)	4	10	(60.0)

Other adjustments:
CRTC benefit obligation funding	(15)	(15)	—	(27)	(24)	12.5
Non-controlling interests	(7)	(10)	(30.0)	(17)	(22)	(22.7)
Operating margin (1)	25.5%	28.9%	(3.4)	35.1%	35.7%	(0.6)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before amortization for the quarter was $239 million and $61 million, respectively, compared to $249 million and $72 million last year. The revenue decline was primarily due to reduced conventional advertising revenues on the Global properties driven by the Sochi Winter Olympics. The decrease in operating income before amortization was due to the revenue decline partially offset by various expense reductions. The current quarter also reflects the impact of the disposition of Historia and Series+ effective January 1, 2014, and the prior period included a favorable adjustment of approximately $3 million to align certain broadcast license fees with the CRTC billing period.

For the six months ending February 28, 2014 revenue of $564 million and operating income before amortization of $198 million, respectively, compared to $568 million and $203 million for the same period last year. The decline in conventional advertising revenues was partially offset by increased airtime and subscriber revenues on the Specialty services. The current period benefitted from a retroactive adjustment of $6 million related to Global’s share of royalties for distant signal transmission for the years 2009 through 2013. Operating income before amortization declined due to the net revenue decrease partially reduced by various expense reductions. The prior six month period also benefitted from the broadcast license fee adjustment.

Compared to the first quarter of fiscal 2014, revenue and operating income before amortization decreased $86 million and $76 million, respectively. The decrease was primarily due to the seasonality of the Media business, with higher advertising revenues in the first quarter driven by high demand related to the fall launch of season premieres. The first quarter also benefitted from the favorable retroactive distant signal adjustment.

Global continued to deliver solid programming results in the quarter with two of the new dramatic programs ranking in the Top 20 nationally. The Blacklist, which is in the Top 10 programs, and Almost Human premiered as a Top 20 program. Returning favourites included the NCIS franchise, Bones, and Elementary, with Survivor launching its 28th season to over two million viewers. Media’s specialty portfolio demonstrated strength in the channel rankings in the Adult 24-54 category with 4 of the Top 10 analog channels and 5 of the Top 10 digital channels. National Geographic audience results rank the channel in the Top 20 analog services. In the first week of March, Big Brother Canada season 2 launched and delivered audience growth over the first season across key demographics.

Shaw Communications Inc.

Following the launch of Global Go in early September, History Go was launched in the quarter providing live streaming plus on-demand access to full season episodes for key properties including Vikings, Ice Road Truckers and Pawn Stars.

Global News continues to retain its number one position in the Vancouver, Calgary and Edmonton markets, while a focus on on-line and mobile audiences has maintained Globalnews.ca as Canada’s fastest growing major news site.

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Amortization

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization revenue (expense) -
Deferred equipment revenue	16	30	(46.7)	32	60	(46.7)
Deferred equipment costs	(34)	(64)	(46.9)	(66)	(127)	(48.0)
Property, plant and equipment, intangibles and other	(184)	(177)	4.0	(362)	(352)	2.8

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable periods primarily due to the impact of the change in the amortization period for amounts in respect of customer premise equipment from two to three years.

Amortization of property, plant and equipment, intangibles and other increased over the same periods last year as the amortization of new expenditures was partially offset by the impact of assets that became fully depreciated and the effect of changes in useful lives of certain assets.

Amortization of financing costs and Interest expense

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Amortization of financing costs – long-term debt	1	1	—	2	2	—
Interest expense	68	77	(11.7)	141	159	(11.3)

Interest expense decreased over the comparable periods primarily due to the combined impact of a lower average debt level and reduced average cost of borrowing.

Gain on sale of media assets

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014 and the company recorded proceeds of $141 million and a gain of $49 million.

Shaw Communications Inc.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Debt retirement costs

On February 18, 2014, the Company redeemed the $600 million 6.50% senior notes due June 2, 2014. In connection with the early redemption, the Company incurred costs of $7 million and wrote-off the remaining finance costs of $1 million.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the current year, the category also includes a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. During the prior year, the Company received insurance advances of $5 million related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $10 million in respect of ongoing recovery activities.

Income taxes

Income taxes were higher in the current year mainly due to higher net income before income tax and a recovery in the first quarter of the prior year related to the resolution of certain tax matters.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2013 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

FINANCIAL POSITION

Total assets were $12.9 billion at February 28, 2014 compared to $12.7 billion at August 31, 2013. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2013.

Current assets decreased $40 million primarily due to a decrease in assets held for sale of $105 million partially offset by increases in cash of $19 million and inventories of $32 million. Assets held for sale decreased as the sale of Historia and Series+ closed in the current quarter. Cash increased as funds provided by operations exceeded cash outlays for investing and financing activities while inventories were higher due to timing of equipment purchases.

Shaw Communications Inc.

Investments and other assets increased $9 million due to the purchase of minor investments.

Property, plant and equipment increased $139 million primarily as a result of current year capital investment exceeding amortization.

Other long-term assets increased $9 million primarily due to higher deferred equipment costs partially offset by a decrease in customer equipment financing receivables.

Intangibles increased $39 million mainly due to higher program rights and advances as additional investments in programming exceeded the amortization for the current year.

Current liabilities decreased $933 million due to the repayment of the promissory note of $48 million, a decline in the current portion of long-term debt of $950 million and decrease in liabilities associated with assets held for sale of $14 million which were partially offset by increases in accounts payable and accruals of $11 million and income taxes payable of $63 million. The current portion of long-term debt decreased due to the repayment of the 7.5% $350 million senior notes which were due in November 2013 and early redemption of the 6.5% $600 million senior notes which were due June 2014. Liabilities associated with assets held for sale decreased as the sale of Historia and Series+ closed during the current quarter at which time the Company settled the promissory note that had been owing to Corus. Accounts payable and accruals increased due to timing of payment and fluctuations in various payables including programming and inventory. Income taxes payable increased due to the current period expense partially offset by tax installment payments.

Long-term debt increased $819 million due to the issuance of 4.35% $500 million senior notes and $300 million floating rate senior notes and the refinancing of the Partnership’s mortgage debt.

Other long-term liabilities decreased $18 million primarily due to a decrease in CRTC benefit obligations.

Deferred income tax liabilities decreased $21 million due to the current year income tax recovery.

Shareholders’ equity increased $309 million primarily due to increases in share capital of $104 million and retained earnings of $202 million. Share capital increased due to the issuance of 4,322,296 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of March 31, 2014, share capital is as reported at February 28, 2014 with the exception of the issuance of a total of 658,478 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $451 million partially offset by dividends of $249 million.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current quarter, the Company generated $315 million of free cash flow. Shaw used its free cash flow along with $800 million of proceeds from the two senior unsecured note issuances, net proceeds from the transactions with Corus of $91 million, the net working capital and inventory reduction of $50 million and proceeds on issuance of Class B Non-Voting Shares of $30 million to repay the 7.5% $350 million senior notes, redeem the 6.5% $600 million senior notes, pay common share dividends of $163 million, fund $108 million of accelerated capital spend, invest an additional net $35 million in program rights and pay other net items of $30 million.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to the shelf prospectus, on January 31, 2014 the Company issued $500 million senior notes at a rate of 4.35% due January 31, 2024 and $300 million floating rate senior notes due February 1, 2016. The floating rate senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The net proceeds from the issuances were used to redeem the $600 million senior notes due June 2, 2014 and for working capital and general corporate purposes.

On December 5, 2013 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 9, 2013 to December 8, 2014. No shares were repurchased under the previous normal course issuer bid which expired on December 6, 2013.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $69 million during the six months ending February 28, 2014.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Change %	2014	2013	Change %
Funds flow from operations	357	386	(7.5)	739	513	44.1
Net change in non-cash working capital balances related to operations	54	48	12.5	82	(50)	>100.0

	411	434	(5.3)	821	463	77.3

Funds flow from operations decreased over the comparative three month period primarily due higher current income tax expense. On a year-to-date basis, higher current income tax expense was more than offset by decreases in program rights purchases and interest expense in the current period as well as the initial $300 million supplemental executive retirement plan funding in the prior year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended February 28,			Six months ended February 28,
($ millions Cdn)	2014	2013	Increase	2014	2013	Increase
Cash flow provided by (used in) investing activities	(118)	23	141	(464)	(183)	281

The cash used in investing activities increased over the comparable periods primarily due to the net receipt of $241 million in the comparative period in respect of the transactions with Rogers and higher cash outlays for capital expenditures in the current year partially offset by the proceeds of $139 million on the sale of Historia and Series+ which closed on January 1, 2014.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
($ millions Cdn)	2014	2013	2014	2013
Bank loans and bank indebtedness – net borrowings	—	(280)	—	—
Issuance of 4.35% senior unsecured notes	500	—	500	—
Issuance of floating rate senior unsecured notes	300	—	300	—
Redeem 6.5% senior unsecured notes	(600)	—	(600)	—
Repay 7.5% senior unsecured notes	—	—	(350)	—
Repay 6.1% senior unsecured notes	—	—	—	(450)
Repay promissory note	(48)	—	(48)	—
Prepay Partnership mortgage	(19)	—	(19)	—
Partnership mortgage loan proceeds	40	—	40	—
Senior notes issuance costs	(4)	—	(4)	—
Debt retirement costs	(7)	—	(7)	—
Dividends	(86)	(83)	(170)	(166)
Issuance of Class B Non-Voting Shares	20	25	30	32
Distributions paid to non-controlling interests	(5)	(3)	(10)	(7)

	91	(341)	(338)	(591)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before amortization (1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($ millions Cdn except per share amounts)
2014
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49
2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. In addition, the fourth quarter of 2012 benefited from improved operating income before amortization in the Cable business.

Shaw Communications Inc.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the second quarter of 2014, net income decreased by $23 million due to lower operating income before amortization of $80 million and increased amortization $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. Net other non-operating items improved primarily due to the gain on sale of media assets of $49 million partially offset by $8 million of debt retirement costs. In the first quarter of 2014, net income increased by $128 million due to increased operating income before amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization is due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased by $133 million due to decreased operating income before amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased by $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased $102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension recovery of $25 million related to past service adjustments. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2013 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances of property, plant and equipment at August 31, 2013 are summarized below.

Decreases ($ millions Cdn)	Three months ended February 28, 2014	Six months ended February 28, 2014
Revenue	1	2
Amortization
Deferred equipment revenue	9	21
Deferred equipment costs	19	48
Property, plant and equipment, intangibles and other	15	27

2014 GUIDANCE

The Company’s preliminary view with respect to 2014 guidance was provided coincident with the release of its fourth quarter results on October 24, 2013. The Company expects consolidated revenue and operating income before amortization growth, after adjusting for the net impact of fiscal 2013 acquisition and disposition activity, to range from 2% to 4%. Shaw expects a marginal decline in capital investment, excluding capital investment funded through the accelerated capital fund, and an increase in cash taxes. Free cash flow is expected to range from $625 million to $650 million.

Shaw Communications Inc.

Certain important assumptions for 2014 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	February 28, 2014	August 31, 2013
ASSETS
Current
Cash	441	422
Accounts receivable	494	486
Inventories	128	96
Other current assets	77	72
Derivative instruments [note 11]	4	3
Assets held for sale [note 4]	11	116

	1,155	1,195
Investments and other assets	19	10
Property, plant and equipment	3,509	3,370
Other long-term assets	315	306
Intangibles	7,192	7,153
Goodwill	698	698

	12,888	12,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	870	859
Provisions	28	26
Income taxes payable	199	136
Unearned revenue	175	172
Promissory note [note 4]	—	48
Current portion of long-term debt [notes 6 and 11]	—	950
Liabilities associated with assets held for sale [note 4]	—	14

	1,272	2,205
Long-term debt [notes 6 and 11]	4,687	3,868
Other long-term liabilities	205	223
Provisions	9	9
Deferred credits	872	872
Deferred income tax liabilities	1,121	1,142

	8,166	8,319
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	4,485	4,182
Non-controlling interests in subsidiaries	237	231

	4,722	4,413

	12,888	12,732

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars except per share amounts]	2014	2013	2014	2013
Revenue [note 3]	1,274	1,251	2,636	2,570
Operating, general and administrative expenses [note 5]	(746)	(713)	(1,500)	(1,431)
Amortization:
Deferred equipment revenue	16	30	32	60
Deferred equipment costs	(34)	(64)	(66)	(127)
Property, plant and equipment, intangibles and other	(184)	(177)	(362)	(352)

Operating income	326	327	740	720
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(2)
Interest expense	(68)	(77)	(141)	(159)
Gain on sale of media assets [note 4]	49	—	49	—
Accretion of long-term liabilities and provisions	(1)	(2)	(3)	(5)
Debt retirement costs [note 6]	(8)	—	(8)	—
Other losses [note 12]	(4)	(2)	(2)	(6)

Income before income taxes	293	245	633	548
Current income tax expense [note 3]	80	47	187	85
Deferred income tax expense (recovery)	(9)	16	(21)	46

Net income	222	182	467	417

Net income attributable to:
Equity shareholders	215	172	451	396
Non-controlling interests in subsidiaries	7	10	16	21

	222	182	467	417

Earnings per share [note 8]
Basic	0.46	0.38	0.98	0.88
Diluted	0.46	0.38	0.97	0.87

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars]	2014	2013	2014	2013
Net income	222	182	467	417
Other comprehensive income [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	1	3	2
Adjustment for hedged items recognized in the period	(1)	—	(2)	—
Unrealized loss on available-for-sale investment	(1)	—	(1)	—

	—	1	—	2

Comprehensive income	222	183	467	419

Comprehensive income attributable to:
Equity shareholders	215	173	451	398
Non-controlling interests in subsidiaries	7	10	16	21

	222	183	467	419

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2014

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	451	—	451	16	467
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive income	—	—	451	—	451	16	467
Dividends	—	—	(180)	—	(180)	—	(180)
Dividend reinvestment plan	69	—	(69)	—	—	—	—
Shares issued under stock option plan	35	(5)	—	—	30	—	30
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(10)	(10)

Balance as at February 28, 2014	3,059	69	1,444	(87)	4,485	237	4,722

Six months ended February 28, 2013

	Attributable to equity shareholders					Equity
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	attributable to non- controlling interests	Total equity
Balance as at September 1, 2012	2,750	77	1,019	(93)	3,753	281	4,034
Net income	—	—	396	—	396	21	417
Other comprehensive loss	—	—	—	2	2	—	2

Comprehensive income	—	—	396	2	398	21	419
Dividends	—	—	(172)	—	(172)	—	(172)
Dividend reinvestment plan	57	—	(57)	—	—	—	—
Shares issued under stock option plan	37	(5)	—	—	32	—	32
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(7)	(7)

Balance as at February 28, 2013	2,844	75	1,186	(91)	4,014	295	4,309

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars]	2014	2013	2014	2013
OPERATING ACTIVITIES
Funds flow from operations [note 10]	357	386	739	513
Net change in non-cash working capital balances related to operations	54	48	82	(50)

	411	434	821	463

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(215)	(159)	(488)	(310)
Additions to equipment costs (net) [note 3]	(11)	(36)	(36)	(76)
Additions to other intangibles [note 3]	(18)	(7)	(37)	(28)
Net addition to inventories	(3)	(9)	(32)	(6)
Proceeds on sale of media assets [note 4]	139	—	139	—
Deposit on sale of cablesystem	—	250	—	250
Proceeds on sale of wireless spectrum license option	—	50	—	50
Proceeds on disposal of property, plant and equipment [notes 3 and 10]	—	—	—	3
Additions to investments and other assets	(10)	(66)	(10)	(66)

	(118)	23	(464)	(183)

FINANCING ACTIVITIES
Decrease in bank indebtedness	—	(30)	—	—
Increase in long-term debt	840	90	840	590
Debt repayments	(619)	(340)	(969)	(1,040)
Debt retirement costs [note 6]	(7)	—	(7)	—
Senior notes issuance costs	(4)	—	(4)	—
Repayment of promissory note [note 4]	(48)	—	(48)	—
Issue of Class B Non-Voting Shares [note 7]	20	25	30	32
Dividends paid on Class A Shares and Class B Non-Voting Shares	(82)	(79)	(163)	(159)
Dividends paid on Preferred Shares	(4)	(4)	(7)	(7)
Distributions paid to non-controlling interests in subsidiaries	(5)	(3)	(10)	(7)

	91	(341)	(338)	(591)

Increase (decrease) in cash	384	116	19	(311)
Cash, beginning of the period	57	—	422	427

Cash, end of the period	441	116	441	116

See accompanying notes

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home satellite services and satellite distribution services (“Satellite”); and programming content (through Shaw Media). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2014 were authorized for issue by the Audit Committee on April 9, 2014.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2013 and are expressed in millions of Canadian dollars. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2013.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of recent accounting pronouncements

The adoption of the following standards and amendments effective September 1, 2013 had no impact on the Company’s consolidated financial statements other than additional disclosure requirements.

•	IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•	IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11 and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the same guidance for separate financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•	IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements. Additional disclosure requirements for the Company’s condensed interim consolidated financial statements are included in notes 4 and 11.

Change in accounting estimates

During the first quarter, the Company reviewed the useful lives of its property, plant and equipment as well as the amortization period for amounts deferred under multiple element arrangements, including equipment revenue and associated equipment costs and connection fees. The review resulted in changes in the amortization period and estimated useful lives of certain assets effective September 1, 2013. As a result, cable and telecommunication distribution system assets are amortized on a straight line basis over 5 to 20 years, and digital cable terminals and modems on a straight line basis over 2 to 5 years. The amortization period for amounts deferred and amortized on a straight line basis under multiple element arrangements is 3 years. The impact of the changes has been accounted for prospectively. The effects of these changes in estimates in respect of unamortized balances at August 31, 2013 are summarized below.

	Three months ended February 28, 2014	Six months ended February 28, 2014
Decreases	$	$
Revenue	1	2
Amortization
Deferred equipment revenue	9	21
Deferred equipment costs	19	48
Property, plant and equipment, intangibles and other	15	27

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO and CFO and they review the operating performance of the Company by segments which comprise Cable, Satellite and Media. The chief operating decision makers utilize operating income before amortization for each segment as a key measure in making operating decisions and assessing performance. Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Revenue
Cable	839	814	1,683	1,623
Satellite	220	209	438	423
Media	239	249	564	568

	1,298	1,272	2,685	2,614
Intersegment eliminations	(24)	(21)	(49)	(44)

	1,274	1,251	2,636	2,570

Operating income before amortization
Cable	398	393	803	789
Satellite	69	73	135	147
Media	61	72	198	203

	528	538	1,136	1,139
Amortization	(202)	(211)	(396)	(419)

Operating income	326	327	740	720

Interest
Operating	67	76	140	158
Other non-operating	1	1	1	1

	68	77	141	159

Current taxes
Operating	77	75	180	155
Other/non-operating	3	(28)	7	(70)

	80	47	187	85

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate) (1)	227	165	484	291
Satellite (net of equipment profit)	10	4	26	7
Media	2	6	4	10

	239	175	514	308

Equipment costs (net of revenue)
Cable	7	11	15	25
Satellite	8	17	28	39

	15	28	43	64

Capital expenditures and equipment costs (net)
Cable	234	176	499	316
Satellite	18	21	54	46
Media	2	6	4	10

	254	203	557	372

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	215	159	488	310
Additions to equipment costs (net)	11	36	36	76
Additions to other intangibles	18	7	37	28

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	244	202	561	414
Increase (decrease) in working capital and other liabilities related to capital expenditures	6	9	(5)	(26)
Decrease (increase) in customer equipment financing receivables	4	(8)	7	(12)
Less: Proceeds on disposal of property, plant and equipment	—	—	(5)	(3)
Less: Satellite equipment profit (2)	—	—	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	254	203	557	372

(1)	Includes certain capital investments that are being funded from the accelerated capital fund of $45 and $108 for the three and six months ended February 28, 2014, respectively and $10 for the three and six months ended February 28, 2013.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. SALE OF MEDIA ASSETS AND ASSETS HELD FOR SALE

Transaction with Corus Entertainment Inc. (“Corus”)

During the prior year, the Company agreed to sell its 50% interest in its two French-language channels, Historia and Series+, to Corus, a related party subject to common voting control. The sale of Historia and Series+ closed on January 1, 2014. Sale proceeds of $141 included $2 in respect of working capital adjustments which is included in accounts receivable at February 28, 2014 and received by the Company subsequent to quarter end. In connection with this closing, the Company settled the non-interest bearing promissory note of $48 in respect of the net amount owing to Corus for the Food Network Canada and ABC transactions which closed in fiscal 2013. The Historia and Series+ assets and liabilities disposed of were as follows:

$
Accounts receivable	5
Other current assets	4
Intangibles	93
Goodwill	4

106

Accounts payable and accrued liabilities	2
Deferred income tax liability	12

14

Real estate property

A real estate property of $11, being the estimated fair value less costs to sell, has been classified as held for sale in the statement of financial position at February 28, 2014 and August 31, 2013. The estimated fair value has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

5. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Employee salaries and benefits	225	225	456	441
Purchases of goods and services	521	488	1,044	990

	746	713	1,500	1,431

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. LONG-TERM DEBT

	February 28, 2014			August 31, 2013
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
7.50% due November 20, 2013	—	—	—	350	—	350
6.50% due June 2, 2014 (1)	—	—	—	599	1	600
6.15% due May 9, 2016	297	3	300	296	4	300
5.70% due March 2, 2017	398	2	400	398	2	400
5.65% due October 1, 2019	1,244	6	1,250	1,243	7	1,250
5.50% due December 7, 2020	496	4	500	496	4	500
4.35% due January 31, 2024 (2)	496	4	500	—	—	—
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,348	52	4,400	4,799	51	4,850
Cdn variable rate senior notes-
Due February 1, 2016 (2)	299	1	300	—	—	—

	4,647	53	4,700	4,799	51	4,850
Other
Burrard Landing Lot 2 Holdings Partnership (3)	40	—	40	19	—	19

Total consolidated debt	4,687	53	4,740	4,818	51	4,869
Less current portion	—	—	—	950	1	951

	4,687	53	4,740	3,868	50	3,918

(1)	On February 18, 2014, the Company redeemed the 6.50% senior notes. In connection with the early redemption, the Company incurred costs of $7 and wrote-off the remaining finance costs of $1.
(2)	On January 31, 2014, the Company issued $500 senior notes at a rate of 4.35% due January 31, 2024 and $300 floating rate senior rates due February 1, 2016. The $300 senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior unsecured indebtedness. The $500 senior notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.
(3)	On February 27, 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The maturity date of the mortgage loan is November 1, 2024 and the interest rate has been fixed at 4.683%. Interest only is payable for the first five years.

7. SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2014 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2013	22,520,064	2	430,306,542	2,660	12,000,000	293
Issued upon stock option plan exercises	—	—	1,472,928	35	—	—
Issued pursuant to dividend reinvestment plan	—	—	2,849,368	69	—	—

February 28, 2014	22,520,064	2	434,628,838	2,764	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
Numerator for basic and diluted earnings per share ($)
Net income	222	182	467	417
Deduct: net income attributable to non-controlling interests	(7)	(10)	(16)	(21)
Deduct: dividends on Preferred Shares	(3)	(2)	(7)	(6)

Net income attributable to common shareholders	212	170	444	390

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	456	446	455	445
Effect of dilutive securities (1)	2	2	2	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	458	448	457	446

Earnings per share ($)
Basic	0.46	0.38	0.98	0.88
Diluted	0.46	0.38	0.97	0.87

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2014, 1,721,622 (2013 – 7,896,069) and 2,596,050 (2013 – 9,512,465) options were excluded from the diluted earnings per share calculation, respectively.

9. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized loss on available-for-sale investment	(1)	—	(1)

	—	—	—

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2014 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available-for-sale investment	(1)	—	(1)

	—	—	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2013 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2014	August 31, 2013
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	3	2
Unrealized loss on available-for-sale investment	(1)	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(89)	(89)

	(87)	(87)

10. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Net income	222	182	467	417
Adjustments to reconcile net income to funds flow from operations:
Amortization	203	212	398	421
Program rights	(10)	(15)	(36)	(65)
Deferred income tax expense (recovery)	(9)	16	(21)	46
CRTC benefit obligation funding	(15)	(15)	(27)	(24)
Share-based compensation	1	1	2	2
Defined benefit pension plans	3	3	(11)	(295)
Gain on sale of media assets	(49)	—	(49)	—
Accretion of long-term liabilities and provisions	1	2	3	5
Debt retirement costs	8	—	8	—
Other	2	—	5	6

Funds flow from operations	357	386	739	513

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Interest paid	40	35	157	167
Income taxes paid	81	65	125	131
Interest received	1	—	2	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended February 28,		Six months ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	34	29	69	57
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	5	—
Lease transaction:
Capitalization of transponders under lease renewal	—	—	5	—

11. FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2014 and 2013

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and derivative financial instruments are as follows:

	February 28, 2014		August 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instruments (2)	4	4	3	3
Investment in publicly traded company (1)	7	7	—	—
Liabilities
Long-term debt	4,687	5,317	4,818	5,275

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

12. OTHER LOSSES

Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the current year, the category also includes a refund of $5 from the Canwest CCAA plan implementation fund. During the prior year, the category included amounts related to the electrical fire and resulting water damage to Shaw Court that occurred during the fourth quarter of 2012. During the prior year, the Company received insurance advances of $5 related to its claim for costs that were incurred in the fourth quarter of fiscal 2012 and incurred additional costs of $10 in respect of ongoing recovery activities.